EXHIBIT 21

SUBSIDIARIES

The following are subsidiaries of the Registrant, Bolt Technology Corporation, a Connecticut corporation:

State of Incorporation

A-G Geophysical Products, Inc.	Texas

Custom Products Corporation	Connecticut

The names of certain subsidiaries are omitted since such subsidiaries considered in the aggregate would not constitute a significant subsidiary at the end of the year covered by this report.